                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ----------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       Boron, LePore & Associates, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  10001P 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)



                                  ----------
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-----------------------                                  ---------------------
  CUSIP NO. 10001P 10 2                 13G                Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Gregory F. Boron
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
------------------------------------------------------------------------------
     NUMBER OF       5.   SOLE VOTING POWER    921,333
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER        0
     OWNED BY      -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER  921,333
    REPORTING      -----------------------------------------------------------
   PERSON WITH       8.   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        921,333
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.6%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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---------------------                                          -----------------
CUSIP No. 10001P 10 2                 13G                      Page 3 of 6 Pages
---------------------                                          -----------------


Item 1(a).      Name of Issuer:

                Boron, LePore & Associates, Inc.
                -------------------------------------------------------------

Item 1(b).      Address of Issuer's Principal Executive Offices:

                17-17 Route 208 North, Fair Lawn, NJ  07410
                -------------------------------------------------------------

Item 2(a).      Name of Person Filing:

                Gregory F. Boron
                -------------------------------------------------------------

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                17-17 Route 208 North, Fair Lawn, NJ  07410
                -------------------------------------------------------------

Item 2(c).      Citizenship:

                U.S.A.
                -------------------------------------------------------------

Item 2(d)       Title of Class of Securities:

                Common Stock, par value $.01 per share
                -------------------------------------------------------------

Item 2(e)       CUSIP Number:

                10001P 10 2
                -------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable

Item 4.         Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)    Amount beneficially owned:
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---------------------                                          -----------------
CUSIP No. 10001P 10 2                 13G                      Page 4 of 6 Pages
---------------------                                          -----------------



                921,333
                -------------------------------------------------------------

         (b)    Percent of class:

                8.6%
                -------------------------------------------------------------

         (c)    Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote    921,333
                                                          -----------

         (ii)   Shared power to vote or to direct the vote     0
                                                            -------

         (iii)  Sole power to dispose or to direct the disposition of 921,333(1)
                                                                      ----------

         (iv)   Shared power to dispose or to direct the disposition of    0
                                                                        --------

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                Not applicable.
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---------------------                                          -----------------
CUSIP No. 10001P 10 2                 13G                      Page 5 of 6 Pages
---------------------                                          -----------------


1. Includes 80,000 shares of restricted Common Stock held by Mr. Boron, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by Boron, LePore & Associates, Inc. of specified performance objectives or a sale of the Company) and which are subject to repurchase at a price of $0.43 per share upon a voluntary termination of Mr. Boron's employment or a termination for cause prior to the relevant vesting date.
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---------------------                                          -----------------
CUSIP No. 10001P 10 2                 13G                      Page 6 of 6 Pages
---------------------                                          -----------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                February 5, 1998
                                ----------------------------------------
                                                  Date


                                /s/ Gregory F. Boron
                                ----------------------------------------
                                                Signature


                                Gregory F. Boron/Chief Operating Officer
                                ----------------------------------------
                                                Name/Title